___________________________________
:
IN THE MATTER OF	:
:
ALLEGHENY ENERGY, INC. et. al.	:
	:	CERTIFICATE
File No. 70-8411	:	PURSUANT TO RULE 24
	:	FOR THE QUARTER ENDED
(Public Utility Holding	:	March 31, 2001
Company Act of 1935)	:
___________________________________	:

Through March 31, 2001, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $108,019,472, including contributions for the first quarter of $11,926,658. During the first quarter of 2001, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the first quarter of 2001 are shown below.

I. Description of Activities

A. Consulting and Engineering Services

Allegheny Ventures provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

B. Energy Management Services - APS Cogenex

As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

C. EWGs and FUCOs

Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the first quarter. As of the end of the first quarter of 2001, Allegheny Ventures has invested $4,155,297 in LAEEF, including $20,843 directly invested in Fondelec GP, LP.

D. Real Estate Activities

Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

E. Development Activities

Allegheny Ventures is investigating the development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

On December 29, 2000, Allegheny Ventures, signed an agreement to acquire Leasing Technologies International, Inc. (LTI), a financial services firm that specializes in equipment financing solutions for emerging growth companies. The agreement with LTI represents a commitment of $185 million in debt and $42 million in equity. On May 7, 2001, Allegheny Ventures sent LTI a notice terminating the stock purchase agreement due to material adverse changes in LTI's business and its prospects. Allegheny Ventures believes the termination is justified. LTI has indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions.

Although notice of the intent to terminate the transaction has been filed with LTI, at March 31, 2001, the transaction had not been terminated and the SEC filing for approval had not been withdrawn.

II. Guarantees or assumption of liabilities by Allegheny on behalf of Allegheny Ventures or its subsidiaries

None.

III. Services Provided by Allegheny Ventures to Associate Companies

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the first quarter of 2001.

IV. Factoring Activities

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable in the first quarter of 2001.

ALLEGHENY ENERGY, INC.

By /S/ THOMAS K. HENDERSON
Thomas K. Henderson
Vice President

ALLEGHENY VENTURES, INC.

By /S/ THOMAS K. HENDERSON
Thomas K. Henderson
Vice President

Dated: May 24, 2001

Allegheny Ventures, Inc.
Consolidated Statement of Operations

(Thousand of Dollars)	Unaudited
March 31,
2001

OPERATING REVEUES:
$ 27,040
OPERATING EXPENSES:
Cost of goods sold	$ 6,678
Transmission and distribution	2
Customer accounting and services	523
Administrative and general	17,832
Total Operations & Maintenance	25,035

Depreciation	951
Taxes other than income taxes	539
Federal and state income taxes	330
Total Operating Expenses	26,855
Operating Income	185

OTHER INCOME AND DEDUCTIONS:
Other income, net	644

Income before interest charges	829

INTEREST CHARGES:
Interest on long-term debt	264

CONSOLIDATED NET INCOME	$ 565

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)
Unaudited
March 31,
ASSETS:	2001
Property, Plant, and Equipment:
At original cost	$ 34,661
Accumulated depreciation	(1,220)
33,441
Investments and Other Assets:
Goodwill	1,144
Nonutility investments	29,217
Other	2,472
32,833
Current Assets:
Cash and temporary cash investments	2,090
Accounts receivable:
Electric Service	7,458
Other	2,600
Allowance for uncollectible accounts	(2,094)
Materials and supplies - at average cost:
Operating and construction	200
Prepaid taxes	3,141
Other	419
13,814
Deferred Charges:
Deferred income taxes	506
Other	244
750
Total Assets	$ 80,838

CAPITALIZATION & LIABILITIES:
Common Stock	$ 1
Other paid in capital	108,018
Retained earnings	(37,705)
Other comprehensive income	(1,158)
Total Capitalization	69,156

Current Liabilities:
Short-term debt	2,000
Accounts payable, affiliates, net	1,955
Accounts payable, other	5,407
Taxes accrued:
Federal and state taxes	48
Other tax accrued	83
Other current liabilities	2,183
11,676

Deferred credits	6
Total Capitalization and Liabilities	$ 80,838